Filed Pursuant to Rule 433

File No. 333-214120

Citigroup Inc.

A$300,000,000

Floating Rate Senior Notes Due October 27, 2023

Terms and Conditions

Issuer:	Citigroup Inc.
Ratings*:	Baa1 / BBB+ / A (Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)
Ranking:	Senior Unsecured
Trade Date:	October 20, 2016
Settlement Date:	October 27, 2016 (T+5 days)
Maturity Date:	October 27, 2023
Par Amount:	A$300,000,000
Floating Rate:	Three-month BBSW
Coupon:	Three-month BBSW + 172 bps
Public Offering Price:	100.000%
Net Proceeds to Citigroup:	A$298,875,000 (before expenses)
Interest Payment Dates:	The 27th of each January, April, July and October, commencing January 27, 2017. Modified following business day convention.
Business Days:	Sydney, London, New York City
Day Count:	Actual/365F
Interest Determination Date:	The first day of the related interest period
Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply.
Redemption for Tax Purposes:	We may redeem the notes, at our option, in whole at any time, but not in part, at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest thereon to, but excluding, the date of redemption, if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange
Minimum Denomination / Multiples:	A$1,000/multiples of A$1,000 in excess thereof (minimum parcel when sold in Australia will be A$500,000)
Settlement:	Euroclear / Clearstream
Governing Law:	State of New York
Documentation:	The notes are registered with the U.S. Securities and Exchange Commission, Registration Statement No. 333-214120.
ISIN:	XS1508910194
Common Code:	150891019
Joint Book-Running Managers:	Citigroup Global Markets Limited Australia and New Zealand Banking Group Limited** nabSecurities, LLC
Co-Manager:	RBC Capital Markets (USA), LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**	Australia and New Zealand Banking Group Limited is not a U.S. registered broker-dealer, and therefore, to the extent it intends to effect any sales of the notes in the United States, they will do so through an affiliated U.S. registered broker-dealer in accordance with applicable U.S. securities laws and regulations, and as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-214120. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.